UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  May 20, 2015

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                                               Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: May 20, 2015	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                                                Date: May 20, 2015
15-16-TR
Teck Announces Acquisition of Artha Resources Units
Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A, TCK.B, NYSE: TCK) (“Teck”) announced today that it has acquired 1,500,000 units of Artha Resources Corporation (“Artha”) at a deemed price of $0.12 per unit. Each unit consists of one common share and one-half of one warrant, with each whole warrant entitling the holder to purchase for 24 months from the date of issuance a common share of Artha at an exercise price of $0.18 per share. The acquisition was made in connection with the termination of an option agreement between Teck and Artha on an exploration property.
Combined with previous holdings, Teck holds 1,750,000 Artha common shares and 750,000 warrants. If Teck were to exercise the warrants it would hold approximately 23.9% of Artha’s outstanding common shares, calculated on a partially diluted basis assuming the exercise of the Teck warrants only. Any exercise of warrants that would result in Teck owning more than 19.9% of Artha’s outstanding common shares would be subject to Artha shareholder approval.
Teck may otherwise determine to increase or decrease its investment in Artha depending on market conditions and any other relevant factors. This release is required to be issued under the early warning requirements of applicable securities laws. A copy of the early warning report may be obtained from the contacts listed below.
About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Learn more about Teck at www.teck.com or follow @TeckResources.
Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com